Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2026

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,
		2026	2025
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		5,236	8,717
Short term deposits		869	857
Other current assets		485	292

Total current assets		6,590	9,866
Non-current assets
Right of use assets		101	222
Fixed assets, net		115	124
Intangible assets		7,360	7,360

Total non–current assets		7,576	7,706

Total assets		14,166	17,572

Liabilities
Lease liability		134	244
Trade payable		487	2,070
Warrants	5	229	4,066
Other payables		933	1,373

Total current liabilities		1,783	7,753

Non-current liabilities
Post-employment benefit liabilities		170	160

Total non-current liabilities		170	160
Equity
Share capital, no par value		-	-
Share premium		155,834	152,483
Receipts on account of warrants		21,145	21,145
Capital reserve for share-based payments	6	6,114	7,263
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(170,724)	(171,079)

Equity attributable to owners of the Company		12,271	9,714
Non-controlling interests		(58)	(55)

Total equity		12,213	9,659

Total liabilities and equity		14,166	17,572

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	1,932	1,312	702	553
General and administrative expenses	1,619	1,329	597	683

Operating loss	3,551	2,641	1,299	1,236

Change in fair value of warrants	(3,844)	(1,005)	(1,670)	(74)
Finance expense	24	15	9	-
Finance income	(83)	(106)	(79)	(73)

Finance income, net	(3,903)	(1,096)	(1,740)	(147)

Loss (profit) for the period	(352)	1,545	(441)	1,089

Total loss (profit) for the period	(352)	1,545	(441)	1,089

Loss (profit) attributable to:
Owners of the Company	(355)	1,538	(441)	1,085
Non-controlling interests	3	7	-	4

	(352)	1,545	(441)	1,089
Loss (profit) per share information
Basic and diluted loss (profit) per Share – USD	(0.00018)	0.003	(0.00020)	0.002
Number of Shares used in calculation	2,017,629,342	536,905,219	2,172,187,127	547,243,964

Loss (profit) per ADS information (where 1 ADS represents 2000 shares)
Basic and diluted loss per ADS – USD	(0.35)	*5.7	(0.41)	*4
Number of ADSs used in calculation	1,008,815	*268,453	1,086,094	*273,622

*	Restated to reflect the change in the ADS ratio from 1:200 to 1:2,000, effective March 2026.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2026	-	152,483	21,145	7,263	761	(859)	(171,079)	9,714	(55)	9,659
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,042	-		-	-	-	2,042	-	2,042
Share-based payments	-	1,309	-	(1,149)	-	-	-	160	-	160
Loss (Profit) for the period	-	-		-	-	-	355	355	(3)	352

Balance as of June 30, 2026	-	155,834	21,145	6,114	761	(859)	(170,724)	12,271	(58)	12,213

The accompanying notes are an integral part of these consolidated financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2025	-	147,631	21,145	8,875	761	(859)	(144,693)	32,860	51	32,911
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	531	-		-	-	-	531	-	531
Share-based payments	-	1,661	-	(1,509)	-	-	-	152	-	152
Loss for the period	-	-		-	-	-	(1,538)	(1,538)	(7)	(1,545)

Balance as of June 30, 2025	-	149,823	21,145	7,366	761	(859)	(146,231)	32,005	44	32,049

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2026	2025
	USD thousand	USD thousand
Cash flows from operating activities:
Gain (loss) for the period	352	(1,545)
Adjustments:
Depreciation	135	92
Finance income, net	(3,903)	(1,096)
Share-based payments	160	152

	(3,256)	(2,397)

Changes in assets and liabilities:
Changes in other investments and other current assets	(215)	(206)
Changes in accounts payables	(1,749)	(821)
Changes in other payables	(404)	(98)
	(2,368)	(1,125)

Net cash used in operating activities	(5,624)	(3,522)

Cash flows from investing activities:
Proceed from other investments	-	290
Interest received	61	85
Increase in short-term deposits	(12)	(9)
Acquisition of fixed assets	(3)	(2)

Net cash provided by investing activities	46	364

Cash flows from financing activities:
Proceeds from issuance ADSs	2,300	664
ADS issuance expenses paid	(112)	(80)
Repayment of lease liability	(125)	(92)
Interest paid	(9)	(23)

Net cash provided by financing activities	2,054	469

Net decrease in cash and cash equivalents	(3,524)	(2,689)
Cash and cash equivalents at the beginning of the period	8,717	7,401
Effect of translation adjustments on cash and cash equivalents	43	24

Cash and cash equivalents at the end of the period	5,236	4,736

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

Note 1 - General

Reporting entity

A.

Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is focused on advancing its lead program, CAPTN-3 – a platform of conditionally activated tri-specific antibodies that simultaneously engage both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead product candidate, IM1240, is the Company’s most advanced development program and is advancing toward clinical development. IM1305 is the platform’s second product candidate and is in preclinical development.

The Company was incorporated in Israel as a private company in August 1968 and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders in exchange for the Company’s shares. In December 2020, the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd.

B.

The Company’s securities (American Depositary Shares (“ADSs”)) have been listed for trading on the NASDAQ since November 2015. Effective March 2, 2026, the ADS ratio was changed to one ADS representing 2,000 ordinary shares.

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.

In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders.

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”).

In October 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”) which is currently in dissolving process following the termination of its activities in Switzerland.

In February 2023, the Company acquired 100% of Immunorizon Ltd. (hereinafter “Immunorizon”).

In June 2026, the Company established a fully owned subsidiary Immunorizon Poland s z o which is currently not active.

The Company, together with TyrNovo, FameWave, Immunorizon, Immunorizon Poland and Purple GmbH, are referred to in these consolidated financial statements as “the Group”.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

D.	Since incorporation through June 30, 2026, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated loss of USD 171 million. The Group has financed its operations mainly through private and public financing rounds. Through June 30, 2026, the Company raised a total of USD 115.8 million net of issuance expenses. Based on the projected cash flows and current cash balances, management currently is of the opinion that its existing cash will be sufficient to fund operations for at least the next 12 months from the reporting date. Management’s plans include, but not limited, to pursuing out licensing, alternative financing arrangements, or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital when needed, on favorable terms, or at all or reduce discretionary spending to provide the required liquidity.

E.

The “Iron Swords” war began on October 7, 2023, following an attack by Hamas against Israel, and affected the country’s security and economic situation. In October 2025, a ceasefire was reached between the parties. On February 28, 2026, Israel, together with the United States, launched a military operation in Iran, following which Iran launched missiles and unmanned aerial vehicles toward Israel and other countries in the region. The hostilities subsequently expanded to Lebanon following attacks against Israel by Hezbollah. During April and June 2026, diplomatic efforts led to temporary pauses in hostilities and preliminary understandings. However, as of the date of approval of these financial statements, no permanent settlement had been reached, and the situation in the region remained uncertain.

The majority of the Company’s operations are conducted outside Israel. As of June 30, 2026, and through the date of approval of these financial statements, the Company’s operations continued as usual, and no material adverse effect on its operations or financial condition had been identified. The Company continues to monitor developments and their potential implications.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2025 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements. These condensed consolidated interim financial statements were approved for issue by the Group’s Board of Directors on August 8, 2026.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Note 3 - Material Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

IFRS 18 Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category. In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM). Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

Effective date and transitional provisions

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted. The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

Note 4 - Capital and reserves

During the reported periods, the following ADS were issued:

	For the six months ended
	June 30, 2026	June 30, 2025
	Number of ADS in thousands
Opening balance	930	259
Issuance of ADSs (1)	692	25
Vesting of RSUs	6	-

	1,628	284

(1)	During the period of January until June 2026, the Company issued under the ATM program 692 thousand ADSs.

During the six months period ended June 30, 2026, the total gross proceeds from ADS issuance were 2,300 thousand USD (664 thousand USD for the six months period ended June 30, 2025). The issuance costs for the period were 258 thousand USD (2025 - 27 thousand USD).

Note 5 - Financial Instruments

Fair value hierarchy of financial instruments measured at fair value:

	June 30, 2026
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Financial liability of warrants	-	-	229	229

	June 30, 2026
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Securities			326	326
Financial liability of warrants	-	-	267	267

	December 31, 2025
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Financial liability of warrants	-	-	4,066	4,066

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2026

Financial liability- warrant

Balance as of January 1, 2026	4,066
Revaluation	(3,837)
Balance as of June 30, 2026	229

Financial liability- warrant

Balance as of January 1, 2025	1,149
Revaluation	(882)
Balance as of June 30, 2025	267

Financial liability- warrant

Balance as of January 1, 2025	1,149
Exercise	(88)
Issuance	4,240
Revaluation	(1,235)
Balance as of December 31, 2025	4,066

Financial instrument	Valuation method determining fair value	Significant unobservable inputs

For the period ended June 30, 2026
Warrant	Black - Scholes	expected term	2-3.1 years
		expected volatility	96.11% -119.85%
		annual risk free interest	3.63%- 4.19%
		dividend yield	0

For the period ended June 30, 2025
Warrant	Black - Scholes	expected term	1.01–4.01years
		expected volatility	99.15%–154.03%
		annual risk free interest	3.84%–3.96%
		dividend yield	0

Note 6 - Share-based payments

During the six and three-month period ended on June 30, 2026 the Company recorded gross expenses of USD 160 thousand and USD 67 thousand, respectively.